P.E. 2/1/02

02014871

RECD S.E.C.
FEB 1 9 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 001-14493)

PROCESSED
FEB 2 5 2002
THOMSON FINANCIAL

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso – São Paulo, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TELESP CELULAR PARTICIPAÇÕES S.A.

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular
55(11) 3059-7531
- or -
James Prout
Taylor Rafferty
212-889-4350

TELESP CELULAR PARTICIPAÇÕES ANOUNCES CHANGE IN ITS INVESTOR RELATIONS MANAGEMENT STRUCTURE

São Paulo, Brazil – February 19, 2002 - Telesp Celular Participações S.A., (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Pref)) ("TCP"), the holding company which owns 100% of Telesp Celular S.A, the largest cellular operator in Brazil, and 83% of the share capital of the holding companies that control Global Telecom (49% of the voting capital), the B Band cellular operator in the states of Santa Catarina and Paraná, today announced its new Investor Relations Management Structure:



MARIA PAULA CANAIS
Director of Investor Relations
EDSON ALVES MENINI
Investor Relations Advisor
CLÁUDIO WENZEL LAGOS
Shareholder Services Management
FABÍOLA MICHALSKI
Market Analysis Coordination

Maria Paula Canais remains the Director of Investor Relations and a Member of the Board of Directors of Telesp Celular Participações S.A., as well as the Vice President and CFO of Telesp Celular S.A.

Edson Alves Menini joins the Investor Relations team after occupying several executive positions within Telesp Celular since joining in 1999, including finance and control, as well as his current position as Finance Director of the wholly-owned subsidiary Telesp Celular. Having previously worked at several national and international banks and corporations, he brings invaluable expertise in the areas of corporate finance, financial planning, project evaluation, foreign exchange and insurance. Mr. Menini holds an industrial engineering degree from the Universidade

Federal de São Carlos – SP, an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais, and has completed post-graduate work at Instituto Superior da Empresa (in association with IESE – Spain).

Cláudio Wenzel Lagos will fulfill the Company's legal obligations with agencies that monitor and regulate the capital markets and stock exchanges as well as ensuring that shareholders' requests are duly carried out.

Fabíola Michalski will be responsible for assisting with the definition of policies regarding the Company's relationship with the capital markets and for producing and communicating management messsages and information.

###

This information is also available at our website: http://www.telespcelular.com.br

Contacts: **Maria Paula Canais** – Director of Investor Relations
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini – Investor Relations Advisor
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
55 (11) 3059-7975

Cláudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 02/19/2002

By: ______________________

Name: Maria Paula Canais
Title: Director of Investor Relations